SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No.  )*

                     Physician Reliance Network, Inc.
                             (Name of Issuer)

                   Common Stock, No Par Value Per Share
                      (Title of Class of Securities)

                                 71940G108
                              (Cusip Number)

                            J. Taylor Crandall
                              201 Main Street
                         Fort Worth, Texas  76102
                              (817) 390-8500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               April 23, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,296,000 shares, which constitutes approximately 6.8% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 48,117,000 shares outstanding.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 493,500 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 493,500 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     493,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 1.0%


14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President and sole director, Robert M.
     Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 493,500 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 493,500 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     493,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  1.0%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole director of Keystone, Inc.

1.      Name of Reporting Person:

        FW Physicians Investors, L.P.

2.      Check the Appropriate Box if a Member of a Group:

                                                     (a) /   /

                                                     (b) / X /

3.      SEC Use Only


4.      Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                     /   /

6.      Citizenship or Place of Organization: USA


                  7.   Sole Voting Power: 2,802,500 (1)
Number of
Units
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power:  2,802,500 (1)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,802,500 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
Units:

                                                     /   /

13.     Percent of Class Represented by Amount in Row (11):  5.8%


14.     Type of Reporting Person: PN

------------
(1)     Power is exercised by its sole general partner, Group 31, Inc.

1.      Name of Reporting Person:

        Group 31, Inc.

2.      Check the Appropriate Box if a Member of a Group:

                                                     (a) /   /

                                                     (b) / X /

3.      SEC Use Only


4.      Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                     /   /

6.      Citizenship or Place of Organization: USA


                  7.   Sole Voting Power:  2,802,500 (1)(2)
Number of
Units
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power:  2,802,500 (1)(2)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,802,500 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
Units:

                                                     /   /

13.     Percent of Class Represented by Amount in Row (11):  5.8%


14.     Type of Reporting Person: IN

------------
(1)     Power is exercised by its President, J. Taylor Crandall.
(2) Solely in its capacity as the sole general partner of FW Physicians Investors, L.P.

1.      Name of Reporting Person:

        J. Taylor Crandall

2.      Check the Appropriate Box if a Member of a Group:

                                                     (a) /   /

                                                     (b) / X /

3.      SEC Use Only


4.      Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                     /   /

6.      Citizenship or Place of Organization: USA


                  7.   Sole Voting Power:  2,802,500 (1)
Number of
Units
Beneficially      8.   Shared Voting Power: -0-
Owned By
Each
Reporting         9.   Sole Dispositive Power:  2,802,500 (1)
Person
With
                  10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

        2,802,500 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain
Units:

                                                     /   /

13.     Percent of Class Represented by Amount in Row (11): 5.8%


14.     Type of Reporting Person: IN

------------
(1)     Solely in his capacity as the President of Group 31, Inc.

Item 1. Security and Issuer.

        This statement relates to shares of common stock, no par value per share (the "Stock"), of Physician Reliance Network, Inc.(the "Issuer"). The principal executive offices of the Issuer are located at 5420 LBJ Freeway, Suite 900, Dallas, Texas.

Item 2. Identity and Background.

        (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Keystone, Inc., a Texas corporation ("Keystone"), Robert M. Bass ("R. Bass"), FW Physicians Investors, L.P., a Texas limited partnership ("FW Investors"), Group 31, Inc., a Texas corporation ("Group"), and J. Taylor Crandall ("J. Crandall"). Keystone, R. Bass, FW Investors, Group and J. Crandall, are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists.

        (b)-(c)

        Keystone

        Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ("BEPCO")), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone are as follows:


                       RESIDENCE OR                  PRINCIPAL OCCUPATION
NAME                   BUSINESS ADDRESS              OR EMPLOYMENT

Robert M. Bass         201 Main St., Ste. 3100       President of
                       Fort Worth, Texas  76102      Keystone

J. Taylor Crandall     201 Main St., Ste. 3100       Vice President-
                       Fort Worth, Texas  76102      Finance of
                                                     Keystone

David G. Brown         201 Main St., Ste. 3100       Vice President of
                       Fort Worth, Texas  76102      and Consultant to
                                                     Keystone

Daniel L. Doctoroff    65 E. 55th Street             Vice President and
                       New York, NY  10022           Managing Director of
                                                     Oak Hill
                                                     Partners, Inc.

Steven Gruber          65 E. 55th Street             Vice President and
                       New York, NY  10022           Managing Director of
                                                     Oak Hill
                                                     Partners, Inc.

Mark A. Wolfson        201 Main St., Ste. 3100       Vice President of
                       Fort Worth, Texas  76102      and Consultant to
                                                     Keystone

W. Robert Cotham       201 Main St., Ste. 2600       Vice President/
                       Fort Worth, Texas 76102       Controller of
                                                     BEPCO

Gary W. Reese          201 Main St., Suite 2600      Treasurer of BEPCO
                       Fort Worth, Texas 76102

James N. Alexander     201 Main St., Ste. 3100       Vice President
                       Fort Worth, Texas  76102      of Keystone

Bernard J. Carl        201 Main St., Ste. 3100       Vice President
                       Fort Worth, Texas  76102      of Keystone

Scott J. Hancock       201 Main St., Ste. 3100       Vice President
                       Fort Worth, Texas  76102      of Keystone

Robert B. Henske       201 Main St., Ste. 3100       Vice President
                       Fort Worth, Texas  76102      of Keystone

John R. Monsky         65 East 55th St., 32nd Fl.    Vice President
                       New York, New York 10022      of Keystone

     Oak Hill Partners, Inc. is a Delaware corporation, the principal business of which is serving as an investment consultant to Acadia Partners, L.P. ("Acadia"). Acadia is a Delaware limited partnership, formed to invest in public and private debt and equity securities. The principal business address of Oak Hill Partners, Inc. is 65 E. 55th Street, New York, NY 10022.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     R. Bass

     See above.

     FW Investors

     FW Investors is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of FW Investors, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Group, the sole general partner of FW Investors is set forth below.

     Group

     Group is a Texas corporation, the principal business of which is serving as the general partner of various investment partnerships. The principal address of Group, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group is as follows:

NAME                   RESIDENCE OR          PRINCIPAL OCCUPATION
                       BUSINESS ADDRESS      OR EMPLOYMENT

J. Crandall            See above.            See above.

W. Robert Cotham       See above.            See above.

Wolfson                See above.            See above.

D. Brown               See above.            See above.

Gary W. Reese          See above.            See above.

Thomas R. Delatour,
Jr.                    201 Main Street,      Vice President of
                       Suite 3100            Group.
                       Ft.Worth, Texas 76102

     J. Crandall

     See above.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON        SOURCE OF FUNDS        AMOUNT OF FUNDS

Keystone                Working Capital(1)     $3,568,225.50

R. Bass                 Not Applicable         Not Applicable

FW Investors            Other - Contributions  $20,346,932.00
                        from Partners

Group                   Not Applicable         Not Applicable

J. Crandall             Not Applicable         Not Applicable

        (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.  Purpose of Transaction.

        The Reporting Persons acquired and continue to hold the shares of the Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons have had, and expect to continue to have, discussions with management and other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's business. The Reporting Persons also have had, and expect to continue to have, discussions with management, directors and other shareholders of the Issuer concerning various ways of maximizing long-term shareholder value.

        Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

        (a)

        Keystone

        The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3 of the Act, is 493,500, which constitutes approximately 1.0% of the outstanding shares of the Stock.

        R. Bass

        Because of his position as the President and sole director of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 493,500 shares of the Stock, which constitutes approximately 1.0% of the outstanding shares of the stock.

        FW Investors

        The aggregate number of shares of the Stock that FW Investors owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,802,500, which constitutes approximately 5.8% of the outstanding shares of the Stock.

        Group

        Because of its position as the sole general partner of FW
Investors, Group may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,802,500 shares of the Stock, which constitutes approximately 5.8% of the outstanding shares of the Stock.

        J. Crandall

        Because of his position as the President of Group, which is the sole general partner of FW Investors, J. Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,802,500 shares of the Stock, which constitutes approximately 5.8% of the outstanding shares of the Stock.

        (b)

        Keystone

        Acting through its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 493,500 shares of the Stock.

        R. Bass

        As the President and sole director of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or direct the disposition of 493,500 shares of the Stock.

        FW Investors

        Acting through its sole general partner, FW Investors has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,802,500 shares of the Stock.

        Group

        Acting through its President, and in its capacity as the sole general partner of FW Investors, Group has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,802,500 shares of the Stock.

        J. Crandall

        In his capacity as the President of Group, which is the sole general partner of FW Investors, J. Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,802,500 shares of the Stock.

        (c) During the past 60 days, the Reporting Persons have purchased shares of the Stock in open market transactions on the NASDAQ National Market System, as follows:

                         DATE OF        NUMBER OF           PRICE
PURCHASER                TRANSACTION    SHARES              PER SHARE

FW Investors             4/11/97        100,000             $5.38
FW Investors             4/14/97         50,000             $5.57
FW Investors             4/22/97         20,000             $5.94
FW Investors             4/23/97        140,000             $6.11
FW Investors             4/23/97         25,000             $6.07
FW Investors             4/24/97         25,000             $6.32
FW Investors             4/24/97          6,500             $6.32
FW Investors             4/25/97         10,000             $6.32
FW Investors             4/25/97         20,000             $6.50
FW Investors             4/28/97         20,000             $6.94
Keystone                 4/28/97         15,000             $6.69
FW Investors             4/29/97        200,000             $7.01
Keystone                 4/29/97         55,000             $7.00
Keystone                 4/29/97         62,000             $6.93
Keystone                 4/30/97         40,000             $7.18
Keystone                 4/30/97          4,000             $7.19
Keystone                 5/01/97        130,000             $7.19
Keystone                 5/02/97        175,000             $7.50
Keystone                 5/02/97          2,500             $7.44
Keystone                 5/05/97         10,000             $7.41

     Other than as set forth above, the Reporting Persons have not purchased or sold any shares of the Stock in the previous 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Attached hereto as Exhibit 99.2 is the Limited Partnership Agreement of FW Investors (formerly Yellow Rose Partners, L.P. and Reliance Partners, L.P.). Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Stock owned by the Reporting Persons.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

     Exhibit 99.2 -- Limited Partnership Agreement of FW Investors (formerly Yellow Rose Partners, L.P. and Reliance Partners, L.P.) and amendments thereto.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  May 5, 1997

                                   KEYSTONE, INC.

                                   By: /s/ W. R. Cotham
                                        W. R. Cotham,
                                        Vice President


                                        /s/ W. R. Cotham
                                        W. R. COTHAM
                                        Attorney-in-Fact for:

                                        ROBERT M. BASS (1)

                                        FW PHYSICIANS INVESTORS, L.P.

                                        By:  Group 31, Inc.,
                                             General Partner


                                             By:/s/ J. Taylor Crandall,
                                                    President

                                        GROUP 31, INC.


                                        By:/s/ J. Taylor Crandall,
                                               President

                                        /s/ J. TAYLOR CRANDALL



(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.